Ambow Education Holding Ltd. Shareholder GL Asia Mauritius II Cayman Ltd.
Responds to Dr. Jin Huang’s Letter

BEIJING, June 26, 2013 /PRNewswire/ -- GL Asia Mauritius II Cayman Limited (“GLAM”), a major shareholder of Ambow Education Holding Ltd. (“Ambow”), today issued the following response to a recent open letter from Ambow Chairwoman and CEO Dr. Jin Huang:

We wish to address Dr. Jin Huang’s June 24, 2013 open letter to Ambow shareholders concerning the Grand Court of the Cayman Islands June 7, 2013 Order appointing provisional liquidators for Ambow Education Holding Ltd.  Dr. Huang’s letter is materially inaccurate and appears calculated to interfere with the Provisional Liquidators’ Court-ordered mandate to conduct a transparently independent investigation into alleged wrongful conduct by senior management and restore shareholder confidence and value.  The Court appointed those provisional liquidators only after a full and fair hearing in which the petitioner (GL Asia Mauritius II Cayman Limited (“GLAM”)), Ambow, and Dr. Huang herself all had the opportunity to present evidence and be heard.

GLAM has been an Ambow shareholder since 2005 and invested approximately $70 million in Ambow.  GLAM sought the provisional liquidators’ appointment because we concluded that this was the only way for Ambow’s shareholders to restore profitability and shareholder value.  As Ambow’s public Securities and Exchange Commission (“SEC”) filings demonstrate, Ambow senior management’s pre-Petition conduct has depressed the Company’s financial performance and diminished shareholder value:

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Immediately upon learning that a whistleblower had accused Ambow senior management of fraudulent conduct, Ambow’s Audit Committee initiated an investigation into alleged wrongdoing by Dr. Huang and other senior management members on July 3, 2012.  By March 2013, the Audit Committee’s counsel at Fenwick & West LLP (“Fenwick”) had concluded that the Audit Committee investigation could not conclude so long as Dr. Huang remained Ambow’s CEO and President.  But when the Audit Committee asked that Dr. Huang resign or take a leave of absence, she refused, setting off a chain of resignations by the Company’s three independent directors, including two Audit Committee members, and Fenwick.

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PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”)—the “Big Four accounting firm” Dr. Huang touts in her letter— resigned as the Company’s outside independent auditors because “of its concerns that the [Audit Committee] Investigation may not be given the necessary resources and time, and the presence of existing management may make conducting an investigation of the scope that PWC believes is warranted unlikely.”

•	Because of these resignations and other negative events surrounding Ambow, the NYSE suspended trading of Ambow’s ADSs.

•	In the year before that trading suspension, with Dr. Huang at the helm, the trading price of Ambow’s ADSs plummeted approximately 87%.

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For the second year in a row, Ambow has failed to timely file its Annual Report on SEC Form 20-F, and it appears unlikely to that Ambow will be able to disclose audited financial statements for 2012 any time soon.

In appointing the provisional liquidators, the Court considered not only this and other publicly available information, but additional information that included affidavit testimony from Dr. Huang and others concerning events at Ambow from July 2012 through the present.  If Dr. Huang truly believes that shareholders “are entitled to transparency[,] good governance,” and “accurate, current information,” then she should make this information—which out of deference to Ambow was filed confidentially with the Court—available to Ambow investors, as well, so that they can make an informed decision concerning the Company’s future direction.  We believe that if such information were made available to shareholders, it would not only confirm the events described in this letter, but also contradict many of the other assertions in Dr. Huang’s June 24, 2013 letter.

It also appears that Dr. Huang is trying to distract from the real issues by suggesting that our interests differ from those of other shareholders because, Dr. Huang contends, we intend to take Ambow private. We have no such plans at this time, and our only interest is in seeing the Company complete the Audit Committee investigation and return to thriving as a publicly traded company.  We believe that these goals would similarly benefit all Ambow’s constituencies—shareholders, creditors, employees, customers and suppliers (among others).

We are confident that the provisional liquidators will resist any attempt by Dr. Huang to interfere with their conducting a transparently independent investigation or running Ambow in the best interests of all shareholders.  We believe that all shareholders expect the provisional liquidators to fully and independently fulfill the Court’s mandate.

We urge all Ambow shareholders to demand all pertinent information and, after informing themselves fully, to make sure their voices are heard by writing to the Company and the Company’s provisional liquidators, or taking any action they deem appropriate, to demand that a transparently independent investigation into the allegations of senior management significant misconduct be completed and all steps necessary to restore shareholder confidence and value be taken promptly.  To that end, we believe that Dr. Huang’s immediate resignation is necessary to achieve these goals, will prevent her from leading the Company further astray, and is in Ambow’s best interests moving forward.

Contact for GL Asia Mauritius II Cayman Ltd.:

Todd Fogarty
Kekst and Company
todd-fogarty@kekst.com
212-521-4854

SOURCE GL Asia Mauritius II Cayman Ltd.